As filed with the Securities and Exchange Commission on September 2, 2015

Registration No. 333-204413

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-14

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Pre-Effective Amendment No. __	[ ]

Post-Effective Amendment No. 1	[x]
(Check appropriate box or boxes)

HATTERAS ALTERNATIVE MUTUAL FUNDS TRUST
(Exact Name of Registrant as Specified in Charter)

c/o U.S. Bancorp Fund Services, LLC
P.O. Box 701
Milwaukee, Wisconsin 53201-0701
(Address of Principal Executive Offices)

Registrant’s Telephone Number, including Area Code: 1-866-388-6292

David B. Perkins
Hatteras Funds, LLC
6601 Six Forks Road, Suite 340
Raleigh, North Carolina 27615
(Name and Address of Agent for Service)

WITH A COPY TO:

Joshua B. Deringer, Esq.
Drinker Biddle & Reath LLP
One Logan Square, Ste. 2000
Philadelphia, PA 19103-7096

This post-effective amendment No. 1 to the Registration Statement on Form N-14 of the Registrant is being filed solely to provide Exhibit 12 to Part C of the Registration Statement previously filed with the Commission on May 22, 2015.

It is proposed that this filing will become effective immediately upon filing pursuant to Rule 462(d) under the Securities Act of 1933, as amended.

PART C

OTHER INFORMATION

Item 15.       Indemnification

Reference is made to Article VIII of the Registrant’s Amended and Restated Declaration of Trust.

Pursuant to Rule 484 under the Securities Act of 1933, as amended (the “Securities Act”), the Registrant furnishes the following undertaking:  “Insofar as indemnification for liability arising under the Securities Act may be permitted to trustees, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that, in the opinion of the Securities and Exchange Commission (“SEC”) such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.  In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a trustee, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such trustee, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.”

Item 16.       Exhibits

Exhibit No.	Exhibit
(1)(a) (1)(b)
Amended and Restated Declaration of Trust dated February 22, 2010, was previously filed with Post-Effective Amendment No. 30 to the Registration Statement on Form N-1A on April 30, 2010, and is incorporated herein by reference.
Certificate of Amendment to Amended and Restated Certificate of Trust dated February 23, 2010, was previously filed with Post-Effective Amendment No. 30 to the Registration Statement on Form N-1A on April 30, 2010, and is incorporated herein by reference.

(2)
Amended and Restated By-Laws dated February 22, 2010, were previously filed with Post-Effective Amendment No. 30 to the Registration Statement on Form N-1A on April 30, 2010, and are incorporated herein by reference.

(3)	Not Applicable.
(4)	Form of Agreement and Plan of Reorganization was previously filed with the Form N-14 Registration Statement filed on May 22, 2015, and is incorporated herein by reference.
(5)	Instruments Defining Rights of Security Holders are incorporated by reference to the Registrant’s Amended and Restated Declaration of Trust and the Registrant’s Amended and Restated Bylaws.
(6)(a)
Investment Advisory Agreement with respect to the Hatteras Disciplined Opportunity Fund was previously filed with the initial Registration Statement on Form N-14 (File No. 333-204413) filed on May 22, 2015, and is incorporated herein by reference.

(6)(b)
Investment Sub-Advisory Agreement with respect to the Hatteras Disciplined Opportunity Fund was previously filed with the initial Registration Statement on Form N-14 (File No. 333-204413) filed on May 22, 2015, and is incorporated herein by reference.

(7)
Distribution Agreement dated July 1, 2014, was previously filed with Post-Effective Amendment No. 53 to the Registration Statement on Form N-1A on February 20, 2015, and is incorporated herein by reference.

(8)	Not Applicable.
(9)(a)
Custody Agreement with U.S. Bank N.A. dated April 12, 2011, was previously filed with Post-Effective Amendment No. 33 to the Registration Statement on Form N-1A on April 29, 2011, and is incorporated herein by reference.

(9)(b)
Amendment No. 1 dated September 16, 2011, was previously filed with Post-Effective Amendment No. 36 to the Registration Statement on Form N-1A on September 29, 2011, and is incorporated herein by reference.

(10)(a)	Rule 12b-1 Plan, was previously filed with Post-Effective Amendment No. 53 to the Registration Statement on Form N-1A on February 20, 2015, and is incorporated herein by reference.
(10)(b)
Rule 18f-3 Plan dated July 18, 2006 and amended and restated on February 22, 2012, was previously filed with Post-Effective Amendment No. 42 to the Registration Statement on Form N-1A on March 15, 2012 and is incorporated herein by reference.

(11)
Legal Opinion. Opinion and Consent of Counsel dated August 8, 2002, was previously filed with Pre-Effective Amendment No. 2 to the Registration Statement on August 12, 2002 (Spitzer and Feldman, P.C.), and is incorporated herein by reference.

(12)	Opinion and Consent of Drinker Biddle and Reath, LLP, regarding certain tax matters – filed herewith.

(13)	(i)
Transfer Agent Servicing Agreement dated September 6, 2002, was previously filed with Post-Effective Amendment No. 18 to the Registration Statement on Form N-1A on April 30, 2008, and is incorporated herein by reference.

(13)	(1)
Amendment dated April 28, 2006, to the Transfer Agent Servicing Agreement was previously filed with Post-Effective Amendment No. 9 to the Registration Statement on Form N-1A on April 28, 2006, and is incorporated herein by reference.

(13)	(2)
Addendum dated August 17, 2007, to the Transfer Agent Servicing Agreement was previously filed with Post-Effective Amendment No. 18 to the Registration Statement on Form N-1A on April 30, 2008, and is incorporated herein by reference.

(13)	(3)
Amendment dated November 1, 2009, to the Transfer Agent Servicing Agreement was previously filed with Post-Effective Amendment No. 30 to the Registration Statement on Form N-1A on April 30, 2010, and is incorporated herein by reference.

(13)	(4)
Amendment dated January 1, 2010, to the Transfer Agent Servicing Agreement was previously filed with Post-Effective Amendment No. 30 to the Registration Statement on Form N-1A on April 30, 2010, and is incorporated herein by reference.

(13)	(5)
Amendment dated May 1, 2011, to the Transfer Agent Servicing Agreement, was previously filed with Post-Effective Amendment No. 33 to the Registration Statement on Form N-1A on April 29, 2011, and is incorporated herein by reference.

(13)	(ii)
Fund Administration Servicing Agreement dated April 28, 2006, was previously filed with Post-Effective Amendment No. 9 to the Registration Statement on Form N-1A on April 28, 2006, and is incorporated herein by reference.

(13)	(1)
Amendment dated November 1, 2009, to the Fund Administration Servicing Agreement was previously filed with Post-Effective Amendment No. 30 to the Registration Statement on Form N-1A on April 30, 2010, and is incorporated herein by reference.

(13)	(2)
Amendment dated May 1, 2011, to the Fund Administration Servicing Agreement, was previously filed with Post-Effective Amendment No. 33 to the Registration Statement on Form N-1A on April 29, 2011, and is incorporated herein by reference.

(13)	(iii)
Fund Accounting Services Agreement dated April 28, 2006, was previously filed with Post-Effective Amendment No. 9 to the Registration Statement on Form N-1A on April 28, 2006, and is incorporated herein by reference.

(13)	(1)
Amendment dated November 1, 2009, to the Fund Accounting Servicing Agreement was previously filed with Post-Effective Amendment No. 30 to the Registration Statement on Form N-1A on April 30, 2010, and is incorporated herein by reference.

(13)	(2)
Amendment dated May 1, 2011, to the Fund Accounting Servicing Agreement, was previously filed with Post-Effective Amendment No. 33 to the Registration Statement on Form N-1A on April 29, 2011, and is incorporated herein by reference.

(13)	(iv)
Operating Expense Limitation Agreement dated July 1, 2014, was previously filed with Post-Effective Amendment No. 53 to the Registration Statement on Form N-1A on February 20, 2015, and is incorporated herein by reference.

(13)	(vi)
Consent dated March 7, 2014 of U.S. Bank National Association to Assignment of Contract, was previously filed with Post-Effective Amendment No. 53 to the Registration Statement on Form N-1A on February 20, 2015, and is incorporated herein by reference.

(13)	(vii)
Consent dated March 7, 2014 of U.S. Bancorp Fund Services, LLC to Assignment of Contracts, was previously filed with Post-Effective Amendment No. 53 to the Registration Statement on Form N-1A on February 20, 2015, and is incorporated herein by reference.

(14)
Consent of Independent Registered Public Accounting Firm Cohen Fund Audit Services, Ltd. was previously filed with the initial Registration Statement on Form N-14 (File No. 333-204413) filed on May 22, 2015, and is incorporated herein by reference.

(15)	Not Applicable.
(16)(a)
Power of Attorney dated February 22, 2010, was previously filed with Post-Effective Amendment No. 29 to the Registration Statement on Form N-1A on February 26, 2010, and is incorporated herein by reference.

(16)(b)
Power of Attorney dated February 22, 2012, was previously filed with Post-Effective Amendment No. 44 to the Registration Statement on Form N-1A on April 27, 2012, and is incorporated herein by reference.

(16)(c)
Power of Attorney dated January 27, 2015, was previously filed with Post-Effective Amendment No. 53 to the Registration Statement on Form N-1A on February 20, 2015, and is incorporated herein by reference.

(16)(d)	Certificate of Secretary dated September 1, 2015 with respect to powers of attorney – filed herewith.
(17)(a)
The Annual Report to Shareholders the Hatteras Disciplined Opportunity Fund for the Fiscal Year Ended December 31, 2014 was previously filed by HCIM Trust (File No. 811-22871) on Form N-CSR with the SEC on March 11, 2015, and is incorporated by reference.

(17)(b)
Prospectus of the Disciplined Opportunity Fund dated April 30, 2015 was previously filed by HCIM Trust (File No. 811-22871) in Post-Effective Amendment No. 5 to its Registration Statement on Form N-1A with the SEC on April 29, 2015, and is incorporated by reference.

(17)(c)
Statement of Additional Information of the Disciplined Opportunity Fund dated April 30, 2015 was previously filed by HCIM Trust (File No. 811-22871) in Post-Effective Amendment No. 5 to its Registration Statement on Form N-1A with the SEC on April 29, 2015, and is incorporated by reference.

Item 17.       Undertakings

(1)
The undersigned Registrant agrees that prior to any public reoffering of the securities registered through use of a prospectus which is part of this Registration Statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act of 1933, as amended, the reoffering prospectus will contain the information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by other items of the applicable form.

(2)
The undersigned Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as part of an amendment to the Registration Statement and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act of 1933, as amended, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of securities at that time shall be deemed to be the initial bona fide offering of them.

(3)
The undersigned Registrant agrees to file by Post-Effective Amendment the opinion and consent of counsel regarding the tax consequences of the proposed reorganization required by Item 16 of Form N-14 upon closing of the Reorganization.

SIGNATURES

As required by the Securities Act of 1933, as amended, this Registration Statement has been signed on behalf of the Registrant, in the City of Raleigh and the State of North Carolina on the 2nd day of September, 2015.

Hatteras Alternative Mutual Funds Trust

By: /s/ David B. Perkins*
      David B. Perkins, President and Chief Executive Officer

As required by the Securities Act of 1933, as amended, this Registration Statement has been signed below on September 2, 2015 by the following persons in the capacities indicated:

Signature	Title
/s/ Joseph E. Breslin* Joseph E. Breslin	Independent Trustee and Chairman
/s/ H. Alexander Holmes* H. Alexander Holmes	Independent Trustee
/s/ Thomas Mann* Thomas Mann	Independent Trustee
/s/ Steve E. Moss* Steve E. Moss	Independent Trustee
/s/ Gregory S. Sellers* Gregory S. Sellers	Independent Trustee
/s/ Joseph Velk* Joseph Velk	Independent Trustee
/s/ David B. Perkins* David B. Perkins	Interested Trustee, President and Chief Executive Officer
/s/ Peter M. Budko* Peter M. Budko	Interested Trustee
/s/ Robert Lance Baker* Robert Lance Baker	Treasurer and Chief Financial Officer
*By: /s/ J. Michael Fields J. Michael Fields, Secretary
Attorney-in-Fact pursuant to Power of Attorney

INDEX TO EXHIBITS

Exhibit Number	Description

(12)	Opinion and Consent of Drinker Biddle and Reath, LLP, regarding certain tax matters
(16)(d)	Certificate of Secretary